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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Poniard Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
640520300
(CUSIP Number)
Nicholas J. Simon
MPM Asset Management
The John Hancock Tower
200 Clarendon, 54th Floor
Boston, Massachusetts 02116
Telephone: (617) 425-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	640520300	13D	Page	2	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		484,492(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		484,492(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

484,492(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 100,090 shares of common stock exercisable within 60 days of April 30, 2007.
(3) This percentage is calculated based upon 36,442,286 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 22,808,233 shares of the Issuer’s common stock outstanding on April 11, 2007, as set forth in Amendment No. 1 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on April 13, 2007, (ii) 11,848,341 shares of common stock issued pursuant to the Offering and (iii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	3	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures III-QP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		7,205,275(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,205,275(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,205,275(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 1,488,508 shares of common stock exercisable within 60 days of April 30, 2007.
(3) This percentage is calculated based upon 36,442,286 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 22,808,233 shares of the Issuer’s common stock outstanding on April 11, 2007, as set forth in Amendment No. 1 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on April 13, 2007, (ii) 11,848,341 shares of common stock issued pursuant to the Offering and (iii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	4	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures III GmbH & Co. Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		608,877(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		608,877(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

608,877(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 125,785 shares of common stock exercisable within 60 days of April 30, 2007.
(3) This percentage is calculated based upon 36,442,286 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 22,808,233 shares of the Issuer’s common stock outstanding on April 11, 2007, as set forth in Amendment No. 1 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on April 13, 2007, (ii) 11,848,341 shares of common stock issued pursuant to the Offering and (iii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	5	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures III Parallel Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		217,653(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		217,653(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

217,653(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 44,964 shares of common stock exercisable within 60 days of April 30, 2007.
(3) This percentage is calculated based upon 36,442,286 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 22,808,233 shares of the Issuer’s common stock outstanding on April 11, 2007, as set forth in Amendment No. 1 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on April 13, 2007, (ii) 11,848,341 shares of common stock issued pursuant to the Offering and (iii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	6	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures III GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,516,297(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,516,297(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,516,297(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase shares of common stock exercisable within 60 days of April 30, 2007 as follows: 100,090 shares held by MPM BioVentures III, L.P., 1,488,508 shares held by MPM BioVentures III QP, L.P., 125,785 share held by MPM BioVentures III GmbH & Co. Beteiligungs KG and 44,964 shares held by MPM BioVentures III Parallel Fund, L.P. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of each of MPM BioVentures III, L.P., MPM BioVentures III QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P.
(3) This percentage is calculated based upon 36,442,286 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 22,808,233 shares of the Issuer’s common stock outstanding on April 11, 2007, as set forth in Amendment No. 1 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on April 13, 2007, (ii) 11,848,341 shares of common stock issued pursuant to the Offering and (iii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	7	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,516,297(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,516,297(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,516,297(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase shares of common stock exercisable within 60 days of April 30, 2007 as follows: 100,090 shares held by MPM BioVentures III, L.P., 1,488,508 shares held by MPM BioVentures III QP, L.P., 125,785 share held by MPM BioVentures III GmbH & Co. Beteiligungs KG and 44,964 shares held by MPM BioVentures III Parallel Fund, L.P. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of each of MPM BioVentures III, L.P., MPM BioVentures III QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P.
(3) This percentage is calculated based upon 36,442,286 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 22,808,233 shares of the Issuer’s common stock outstanding on April 11, 2007, as set forth in Amendment No. 1 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on April 13, 2007, (ii) 11,848,341 shares of common stock issued pursuant to the Offering and (iii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	8	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM Asset Management Investors 2005 BVIII LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		127,627(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		127,627(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

127,627(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 26,366 shares of common stock exercisable within 60 days of April 30, 2007.
(3) This percentage is calculated based upon 36,442,286 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 22,808,233 shares of the Issuer’s common stock outstanding on April 11, 2007, as set forth in Amendment No. 1 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on April 13, 2007, (ii) 11,848,341 shares of common stock issued pursuant to the Offering and (iii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

     This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock, par value $0.02 per share, of Poniard Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2006 as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 8, 2006 (as amended, the “Original Schedule 13D”). The Issuer, on September 22, 2006, effected a one-for-six reverse stock split. All share figures in this Amendment No. 2 are post-split.
     All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby further amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.
Item 3. Source and Amount of Funds or Other Consideration
     “Item 3. Source and Amount of Funds or Other Consideration” of the Original Schedule 13D is hereby amended by adding the following at the end thereof:
     On April 30, 2007, the Issuer completed an underwritten public offering of 11,848,341 shares of its common stock at a public offering price of $6.33 per share resulting in gross proceeds to the Issuer of approximately $75,000,000, before deducting underwriting discounts and offering fees and expenses (the “Offering”). The MPM Entities participated in the Offering and acquired an aggregate of 900,000 shares of common stock of the Issuer (the “Shares”), for a total purchase price of $5,697,000. MPM BioVentures III, L.P. (“MPM III”) purchased 50,445 shares, MPM BioVentures III-QP, L.P. (“MPM QP”) purchased 750,209 shares, MPM BioVentures III GmbH & Co. Beteiligungs KG (“MPM KG”) purchased 63,396 shares, MPM BioVentures III Parallel Fund, L.P. (“MPM PF) purchased 22,662 shares and MPM Asset Management Investors 2005 BVIII LLC (“MPM AM”) purchased 13,288 shares.
     The funds used by the MPM Entities to pay the cash purchase price of the stock were obtained from the capital contributions from the partners of the MPM Entities pursuant to pre-existing capital commitments under the terms of the respective limited partnership agreements and operating agreements of the MPM Entities.
Item 4. Purpose of Transaction
     “Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended by adding the following to the end thereof:
     The Issuer completed the Offering on April 30, 2007. The MPM Entities participated in the Offering and acquired the Shares for a total purchase price of $5,697,000. The MPM Entities participated in the Offering for investment purposes and in order to provide funding to the Issuer.
     Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business prospects or financial condition, the market for the Issuer’s securities, developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
     The Reporting Persons have no current plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer
     “Item 5. Interest in Securities of the Issuer” is hereby amended and restated in its entirety as follows:
     The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons is provided as of April 30, 2007:

		Warrant
		Shares	Sole	Shared	Sole	Shared		Percentage
	Shares Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	of Class
MPM Entity	Directly	Directly	Power	Power	Power	Power	Ownership	(2)
MPM BioVentures III, L.P.	384,402	100,090	484,491	0	484,492	0	484,492	1.5%
MPM BioVentures III-QP, L.P.	5,716,767	1,488,508	7,205,275	0	7,205,275	0	7,205,275	20.8%
MPM BioVentures III GmbH & Co. Beteiligungs KG	483,092	125,785	608,877	0	608,877	0	608,877	1.8%
MPM BioVentures III Parallel Fund, L.P.	172,689	44,964	217,653	0	217,653	0	217,653	0.7%
MPM BioVentures III GP, L.P.(1)	0	0	0	8,516,297	0	8,516,297	0	24.4%
MPM BioVentures III LLC(1)	0	0	0	8,516,297	0	8,516,297	0	24.4%
MPM Asset Management Investors 2005 BVIII LLC	101,261	26,366	127,627	0	127,627	0	127,627	0.4%

(1)	MPM BioVentures III GP, L.P. and MPM BioVentures III LLC own no securities of the Issuer directly. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG.

(2)	This percentage is calculated based upon 36,442,286 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 22,808,233 shares of the Issuer’s common stock outstanding on April 11, 2007, as set forth in Amendment No. 1 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on April 13, 2007, (ii) 11,848,341 shares of common stock issued pursuant to the Offering and (iii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.
Item 7. Material to Be Filed as Exhibits
     A. Agreement regarding filing of joint Schedule 13D/A.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 9, 2007

MPM BioVentures III, L.P.

By:	MPM BioVentures III GP, L.P.,
its General Partner

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Nicholas Simon III
	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures III-QP, L.P.

By:	MPM BioVentures III GP, L.P.,
its General Partner

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Nicholas Simon III
	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures III GmbH & Co. Beteiligungs KG

By:	MPM BioVentures III GP, L.P.,
in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Nicholas Simon III
	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures III Parallel Fund, L.P.

By:	MPM BioVentures III GP, L.P.,
its General Partner

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Nicholas Simon III
	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures III GP, L.P.

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Nicholas Simon III
	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures III LLC

	By:	/s/ Nicholas Simon III
	Name:	Nicholas Simon III
	Title:	Series A Member

MPM Asset Management Investors 2005 BVIII LLC

	By:	/s/ Nicholas Simon III
	Name:	Nicholas Simon III
	Title:	Manager
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC. Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC. Citizenship: USA
Nicholas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC. Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC. Citizenship: USA
Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC. Citizenship: USA
Dennis Henner
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC. Citizenship: USA

Nicholas Simon III
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC. Citizenship: USA

EXHIBIT INDEX
A. Agreement regarding filing of joint Schedule 13D/A.

Exhibit B
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Amendment No. 2 to Schedule 13D (and any amendments thereto) relating to the common stock of Poniard Pharmaceuticals, Inc. is filed on behalf of each of the undersigned.
Dated: May 9, 2007

MPM BioVentures III, L.P.

By:	MPM BioVentures III GP, L.P.,
its General Partner

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Nicholas Simon III
	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures III-QP, L.P.

By:	MPM BioVentures III GP, L.P.,
its General Partner

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Nicholas Simon III
	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures III GmbH & Co. Beteiligungs KG

By:	MPM BioVentures III GP, L.P.,
in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Nicholas Simon III
	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures III Parallel Fund, L.P.

By:	MPM BioVentures III GP, L.P.,
its General Partner

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Nicholas Simon III
	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures III GP, L.P.

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Nicholas Simon III
	Name:	Nicholas Simon III
	Title:	Series A Member

MPM BioVentures III LLC

	By:	/s/ Nicholas Simon III
	Name:	Nicholas Simon III
	Title:	Series A Member

MPM Asset Management Investors 2005 BVIII LLC

	By:	/s/ Nicholas Simon III
	Name:	Nicholas Simon III
	Title:	Manager